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                                                                     Schedule 28


             MARISA CHRISTINA ANNOUNCES SECOND QUARTER EPS OF $0.06;
                       REPORTS ON OUTLOOK FOR SECOND HALF


      New York, New York, August 7, 1997 - Marisa Christina, Incorporated (Nasdaq:MRSA) today reported results for the second quarter and first six months ended June 30, 1997.

      Net income increased to $474,000, or $0.06 per share, from $428,000, or $0.05 per share, in the year ago quarter. Net sales for the quarter were $19.6 million compared with $21.4 million in the 1996 second quarter.

      For the first six months of 1997, net sales were $45.2 million compared with $49.7 million in the 1996 first half. Net income was $965 000, or $0.12 per share, compared with $2.6 million, or $0.31 per shares, in the same period of 1996.

      The Company noted that results in both periods were impacted by lower sales in the Marisa Christina division only partially offset by increased sales at Flapdoodles. The gross margin also was reduced by low sell-through in the spring season of the discontinued Adrienne Vittadini "Options" line which has been relaunched and renamed "Vittadini" for fall 1997.

      Michael Lerner, Chairman and Chief Executive Officer, commented: "Our second quarter earnings were on target, but the current operating environment remains very difficult. While the redesigned Marisa Christina line has been well received as indicated by strong sell-through, competition from super brands in the "better" category remains intense. Further, consumer demand in "bridge" has fallen off in recent months and will impact future results of the Adrienne Vittadini division. Flapdoodles, however, continues to achieve strong growth and is on budget."

      Mr. Lerner continued: "Based on these factors, we have revised our outlook for the remainder of the year. We now expect full year sales to approximate $105 million and net income to be approximately $3.2 million or $0.38 per share."

      Mr. Lerner concluded: "We are disappointed that the tangible progress we have made this year will not be reflected in our 1997 results. Nonetheless, we are moving forward with the initiatives that we believe will restore our performance to its historic growth levels."

      Marisa Christina, Inc. designs, manufactures, sources and markets a broad line of high quality "better" and "bridge" clothing for women and children. The Marisa Christina label includes sweaters characterized by classic, timeless styling and unique details. Flapdoodles apparel consists of casual children's and infant's sportswear, swimwear, and outerwear featuring vibrant colors, all-natural fabrics and unique patterns. The Adrienne Vittadini line includes women's knit-oriented casual coordinates and licensed products characterized by distinctive and elegant designer styling.

      Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated
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with the success of future advertising and marketing programs, the receipt and timing of future customer orders, price pressures and other competitive factors and a softening of retailer or consumer acceptance of the Company's products leading to a decrease in anticipated revenues and gross profit margins. Those and other risks are described in the Company's filings with the Securities and Exchange Commission (SEC), copies of which are available from the SEC or may be obtained upon request from the Company.